

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via E-Mail</u>
Mr. Fabio Montanari
Chief Executive Officer
Soltera Mining Corp.
20801 Biscayne Boulevard, 4th Floor
Aventura, Flordia 33180

   **Re:**  **Soltera Mining Corp.**
       **Form 10-K for Fiscal Year Ended October 31, 2012**
       **Filed September 30, 2013**
       **Form 10-K for Fiscal Year Ended October 31, 2010**
       **Filed April 29, 2013**
       **Form 10-K for Fiscal Year Ended October 31, 2009**
       **Filed March 18, 2013**
       **File No. 000-51841**

Dear Mr. Montanari:

  We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Rufus Decker for

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel and
         Mining